SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Entertainment, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723456109 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 723456109	Page 1 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 2,103,830 6) Shared Voting Power -0- 7) Sole Dispositive Power 2,315,030 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,030
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 5.66
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 723456109	Page 2 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 2,103,830 6) Shared Voting Power -0- 7) Sole Dispositive Power 2,315,030 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,030
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 5.66
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 723456109	Page 3 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 3,000 6) Shared Voting Power -0- 7) Sole Dispositive Power -0- 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 723456109	Page 4 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Advisors, Inc. 23-2784752
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 2,100,830 6) Shared Voting Power -0- 7) Sole Dispositive Power 2,315,030 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,315,030
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 5.65
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 723456109	Page 5 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Capital Management, Inc. 51-0395386
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 294,480 6) Shared Voting Power -0- 7) Sole Dispositive Power 294,480 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 294,480
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.72
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 723456109	Page 6 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Financial Management, Inc. 13-3806691
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 189,000 6) Shared Voting Power -0- 7) Sole Dispositive Power 189,000 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 189,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.46
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 723456109	Page 7 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons State Street Research & Management Company 13-3142135
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 71,700 6) Shared Voting Power -0- 7) Sole Dispositive Power 71,700 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,700
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.18
12)	Type of Reporting Person (See Instructions) IA

Page 8 of 11 Pages

ITEM 1	(a) -	NAME OF ISSUER: Pinnacle Entertainment, Inc.

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 3800 Howard Hughes Parkway Las Vegas, Nevada 89109

ITEM 2	(a) -

NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association;

BlackRock Advisors, Inc.; BlackRock Capital Management, Inc.;

BlackRock Financial Management, Inc.; and State Street Research & Management Company

ITEM 2	(b) -

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

BlackRock Advisors, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

BlackRock Capital Management, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

BlackRock Financial Management, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

State Street Research & Management Company – One Financial Center, Boston, MA 02111

ITEM 2	(c) -

CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

BlackRock Advisors, Inc. – Delaware

Black Rock Capital Management, Inc. - Delaware

BlackRock Financial Management, Inc. – Delaware

State Street Research & Management Company - Delaware

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES: Common

ITEM 2	(e) -	CUSIP NUMBER: 723456109

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 9 of 11 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2005:

(a) Amount Beneficially Owned: 2,318,030 shares*

(b) Percent of Class: 5.66

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 2,103,830

(ii) shared power to vote or to direct the vote -0-

(iii) sole power to dispose or to direct the disposition of 2,315,030

(iv) shared power to dispose or to direct the disposition of -0-

* Of the total shares reported herein, 3,000 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.

ITEM 7 -

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

BlackRock Advisors, Inc. - IA (indirect subsidiary of PNC Bancorp, Inc.)

BlackRock Capital Management, Inc. – IA (indirect subsidiary of BlackRock Advisors, Inc.)

BlackRock Financial Management, Inc. - IA (wholly owned subsidiary of BlackRock Advisors, Inc.)

State Street Research & Management Company – IA (indirect subsidiary of BlackRock Financial Management, Inc.)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10 -

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006		February 10, 2006
Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Maria C. Schaffer
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bancorp, Inc.

Joan L. Gulley, Vice President		Maria C. Schaffer, Executive Vice President
Name & Title		Name & Title

February 10, 2006		February 10, 2006
Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Robert S. Kapito
Signature - PNC Bank, National Association		Signature - BlackRock Advisors, Inc.

Joan L. Gulley, Executive Vice President		Robert S. Kapito, Vice Chairman
Name & Title		Name & Title

February 10, 2006		February 10, 2006
Date		Date

By:	/s/ Robert S. Kapito	By:	/s/ Robert S. Kapito
Signature - BlackRock Capital Management, Inc.		Signature - BlackRock Financial Management, Inc.

Robert S. Kapito, Vice Chairman		Robert S. Kapito, Vice Chairman
Name & Title		Name & Title

February 10, 2006
Date

By:	/s/ Robert S. Kapito
Signature – State Street Research & Management Company

Robert S. Kapito, Vice Chairman
Name & Title

Page 11 of 11 Pages

EXHIBIT A

AGREEMENT

February 10, 2006

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of common stock issued by Pinnacle Entertainment, Inc.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.		PNC BANCORP, INC.

BY:	/s/ Joan L. Gulley	BY:	/s/ Maria C. Schaffer
	Joan L. Gulley, Vice President		Maria C. Schaffer, Executive Vice President

PNC BANK, NATIONAL ASSOCIATION		BLACKROCK ADVISORS, INC.

BY:	/s/ Joan L. Gulley	BY:	/s/ Robert S. Kapito
	Joan L. Gulley, Executive Vice President		Robert S. Kapito, Vice Chairman

BLACKROCK CAPITAL MANAGEMENT, INC.		BLACKROCK FINANCIAL MANAGEMENT, INC.

BY:	/s/ Robert S. Kapito	BY:	/s/ Robert S. Kapito
	Robert S. Kapito, Vice Chairman		Robert S. Kapito, Vice Chairman

STATE STREET RESEARCH & MANAGEMENT COMPANY

BY:	/s/ Robert S. Kapito
Robert S. Kapito, Vice Chairman